[redacted]

SECURI MISSION

10025924

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SEC FILE NUMBER
8-65354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saratoga Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street, Suite 1200
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Tingley (212) 607-2690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Tingley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Saratoga Capital, LLC (Company), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 20 11

Kevin Tingley, Managing Member

Sworn and subscribed to before me this 22 day of February, 20 10

This report contains (check all applicable boxes):

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Member of
Saratoga Capital, LLC

I have audited the accompanying balance sheet of Saratoga Capital, LLC as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Capital, LLC at December 31, 2009, and the results of its operations, changes in member's equity, and cash flows for year then ended in conformity with U.S. generally accepted accounting principals.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Wilson, CPA

Farmingdale, NY
February 20, 2010

SARATOGA CAPITAL, LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash	$ 498
Receivable from clearing broker	524,503
Clearing deposit	774,271
Marketable securities, at fair value	491,565
Prepaid expense	39,629
Furniture and fixtures, net of accumulated depreciation of $149,940	97,202
Security deposit	71,686
Other receivables	139,481
Total Assets	$ 2,138,835

LIABILITIES AND MEMBER'S EQUITY

Bank overdraft	$ 21,745
Accounts payable and accrued expenses	1,189,902
Total Liabilities	1,211,647
Contingencies	-
Member's equity	927,188
Total Liabilities and Member's Equity	$ 2,138,835

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions	$	9,245,711
Interest and dividends		155,128
Gain on error and riskless account-net		303,451
Other		652,583
Total Revenues		10,356,873
Costs and Expenses:		
Salaries and related taxes		4,458,457
Clearing expenses		2,407,288
Travel and entertainment		671,939
Professional fees		547,352
Quote		485,191
Commission expenses		399,766
Research expenses		367,162
Guaranteed payments		287,050
Rent		230,767
Employee benefits		167,035
Office		122,767
Computer expenses		114,280
Dues and subscriptions		97,927
Interest expense		81,323
Telephone		62,526
Regulatory fees		59,175
Depreciation		39,762
Other		35,107
Utilities		26,395
SIPC		15,149
Repairs		2,834
Insurance		2,794
Taxes		1,100
Total Costs and Expenses		10,683,146
Net (loss)	$	(326,273)

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net (loss)	$ (326,273)
Depreciation	39,762
Adjustment to reconcile net (loss) to net cash provided by operating activities:	
Decrease in receivable from clearing broker	196,336
(Increase) in clearing deposit	(164,271)
Decrease in prepaid expense	12,578
(Increase) in security deposit	(1,200)
Decrease in other receivables	216,857
Increase in commissions, accounts payable and accrued expenses	375,854
Increase in bank overdraft	21,745
Net Cash Provided By Operating Activities	371,388
Cash Flows From Investing Activities:	
Purchase of furniture	(53,936)
Purchase of marketable securities at fair value	(491,565)
Net Cash (Used) by Investing Activities	(545,501)
Cash Flows From Financing Activities:	
Member's distributions (net of contributions)	(69,299)
Net Cash (Used) by Financing Activities	(69,299)
Net (Decrease) In Cash	(243,412)
Cash at beginning of the year	243,910
Cash at end of the year	$ 498

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

		Total Member's Equity
Balance, January 1, 2009	$	1,322,760
Member's distributions - net		(69,299)
Net (loss)		(326,273)
Balance, December 31, 2009	$	927,188

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

The Company was organized on May 31, 2001 as a New York Limited Liability Company conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. As a Limited Liability Company liability is limited to the member's investment. It was founded to provide low-risk securities brokerage services to its institutional clients. The sole owner of Saratoga Capital, LLC is Saratoga Financial Group, LLC (formerly known as RCM Saratoga Capital, LLC).

The Company clears all its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., Fortis, and Interactive Brokers, LLC, securities transactions of the Company are cleared through these clearing companies and its customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because all customers' accounts, as defined by such rules, are carried by these clearing companies.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions, risk-less principal transactions, and from mark-ups and mark-downs on certain securities transactions.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Receivables from Clearing Broker

Receivables from clearing broker consist of money due from the Company's clearing firms, Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., Fortis and Interactive Brokers, LLC, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts was necessary at December 31, 2009.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., Fortis, and Interactive Brokers, LLC with a cash balance of $500,000, $100,000, $100,000 and $10,000, respectively.

Income Taxes

The Company is a single member limited liability Company and therefore is a disregarded entity for tax purposes. As a result the accompanying financial statements do not include any provision for federal or state income taxes. The Company, however, is responsible for New York City Unincorporated Business Taxes. As a single member Limited Liability Company, the Company's income is included in the income tax returns of its parent company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are depreciated using accelerated methods over their estimated useful lives of five to seven years.

3. OTHER RECEIVABLES

The Company provides securities-related services to other institutional clients. As of December 31, 2009, the Company was owed $139,481 from these clients. Based on experience, management believed no provision for uncollectible accounts was necessary, and none was made. Under Securities and Exchange Commission Rule 15c3-1 these receivables are a non-allowable asset and as a result subtracted from net capital.

4. NET CAPITAL

The Company is a member of the FINRA and NFA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and $45,000, respectively and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009 the Company had net capital of $666,327. This amount was $585,550 in excess of the FINRA and NFA minimum capital requirement.

5. PENSION PLAN

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which substantially all employees may participate. In 2009, the Company made no contributions to this plan.

6. CONTINGENCIES

In the normal course of business the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

SARATOGA CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:	
Total member's equity	$ 927,188
Deductions and/or charges:	
Non-allowable assets:	
Other receivables	22,681
Prepaid expense	39,629
Furniture and fixtures, net	97,202
Security deposit	71,686
Other	10,000
Net capital before haircuts on securities positions	685,990
Haircuts on securities positions	19,663
Undue concentration	-
Net Capital	$ 666,327
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 1,211,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 80,777
Minimum dollar net capital required	$ 5,000
Excess net capital	585,550
Excess net capital at 1,000%	$ 545,162
Percentage of aggregate indebtedness to net capital is	182%

The above computation agrees with the December 31, 2009 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Saratoga Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which was agreed to by Saratoga Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Saratoga Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Saratoga Capital, LLC's management is responsible for the Saratoga Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the Focus reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I am not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Robert J. Wilson, CPA

Farmingdale, NY
February 20, 2010

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Saratoga Capital, LLC

In planning and performing my audit of the financial statements and supplementary information of Saratoga Capital, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson, CPA

Farmingdale, NY
February 20, 2010

SARATOGA CAPITAL, LLC

(SEC I.D. No. 8-65354)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2009
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL